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                             September 6, 2022

       Erez Simha
       Chief Financial Officer
       Genius Group Ltd
       8 Amoy Street, #01-01
       Singapore 049950

                                                        Re: Genius Group Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted August
29, 2022
                                                            CIK No. 0001847806

       Dear Mr. Simha:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kate
Beukenkamp at 202-551-3861 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Benjamin S. Reichel